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SEC FILE NUMBER
8-68982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 (MM/DD/YY) AND ENDING 03/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BRASIL PLURAL SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 Third Avenue, Suite 1702
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith George	(212) 668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

300 Tri State International Suite 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Priscilla Chor _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brasil Plural Securities LLC _____, as of 3/31 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Priscilla Chor

Digitally signed by Priscilla Chor
Date: 2026.07.10 13:22:51 -04'00'

Title:
COO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brasil Plural Securities, LLC

Financial Statements and Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
For the Fiscal Year Ended March 31, 2026

Brasil Plural Securities, LLC

Table of Contents



MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Sole Member of Brasil Plural Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brasil Plural Securities LLC as of March 31, 2026, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brasil Plural Securities LLC as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brasil Plural Securities LLC's management. Our responsibility is to express an opinion on Brasil Plural Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brasil Plural Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has incurred recurring losses and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplemental Information

The supplemental information listed in the accompanying table of contents within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Brasil Plural Securities LLC's financial statements. The supplemental information is the responsibility of Brasil Plural Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Brasil Plural Securities LLC's auditor since 2019.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
July 10, 2026

Brasil Plural Securities, LLC

Statement of Financial Condition

As of March 31, 2026

ASSETS

Cash	$	369,610
Accounts receivable		420,575
Receivable from clearing brokers		355,433
Fails to deliver		12,697
Securities owned, at fair value		743,932
Operating lease right-of-use assets		1,173,353
Prepaid expenses and other assets		492,445
TOTAL ASSETS	$	3,568,045

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Fails to receive	$	346,552
Operating lease liability		1,245,099
Accounts payable and accrued expenses		803,569
TOTAL LIABILITIES		2,395,220
MEMBER'S EQUITY		1,172,825
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,568,045

The accompanying notes are an integral part of these financial statements.

Brasil Plural Securities, LLC

Statement of Operations
For the Fiscal Year Ended March 31, 2026

REVENUE:

Commissions	$	4,631,634
Consulting		294,002
Principal transactions		(75,593)
Interest income		494,386
Other revenue		26,398
Total Revenue		5,370,827

OPERATING EXPENSES:

Provision for credit losses	94,640
Compensation and benefits	1,568,476
Clearance and exchange fees	1,280,487
Technology and communications	454,641
Occupancy and equipment	479,795
Regulatory fees	40,712
Professional fees	2,067,730
Travel and entertainment	73,206
Other expenses	200,926
Total Expenses	6,260,613

NET LOSS	$	(889,786)

The accompanying notes are an integral part of these financial statements.

Brasil Plural Securities, LLC
Statement of Changes in Member's Equity
For the Fiscal Year Ended March 31, 2026

Member's Equity, April 1, 2025	$	962,611
Capital contributions		350,000
Conversion of debt to equity		750,000
Net loss		(889,786)
Member's Equity, March 31, 2026	$	1,172,825

The accompanying notes are an integral part of these financial statements.

Brasil Plural Securities, LLC

Statement of Cash Flows
For the Year Ended March 31, 2026

OPERATING ACTIVITIES:	
Net loss	$ (889,786)
Adjustments to reconcile net loss to net cash used by operating activities:	
Amortization of ROU assets	71,746
Bad debt	94,640
Net change in operating assets:	
Decrease in prepaid expenses and other assets	551,420
Increase in accounts receivable	(353,410)
Increase in receivables from clearing brokers	(128,909)
Decrease in fail to deliver	1,840,484
Decrease in investing activities, at fair value	2,743
Net change in operating liabilities:	
Increase in fail to receive	(549,434)
Decrease in accounts payable and accrued expenses	(844,908)
Net Cash Used by Operating Activities	(205,414)
FINANCING ACTIVITIES:	
Capital Contribution	350,000
Net cash provided by financing activities	350,000
NET INCREASE IN CASH	144,586
CASH AT BEGINNING OF PERIOD	225,024
CASH AT END OF PERIOD	$ 369,610

Supplemental disclosure of cash flow information
Non-cash Financing Activities:
Capital contribution from debt forgiveness $750,000
Lease liability arising from right-of-use assets $1,096,094

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Brasil Plural Securities LLC (the "Company"), formerly known as PKBR Securities LLC through September 6, 2012, is a New York City based broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was organized as a Delaware Limited Liability Company on September 9, 2011. Effective July 13, 2015, the Company registered with the Commodities Futures Trading Commission ("CFTC") and became a member of the National Futures Association ("NFA"). Its sole equity Member is Brasil Plural Holdings LLC (the "Member"). The Company's principal activity is to provide executions to institutional investors wishing to invest in the Brazilian marketplace, as well as to provide execution in various Latin American and U.S.-based equity and fixed income markets. The Company generates revenue primarily from commissions earned trading securities in the referenced countries. The Company participates as a securities broker-dealer in riskless principal transactions. The Company is also engaged in proprietary trading. The Company does not carry customer accounts, and has fully-disclosed clearing relationships with Interactive Brokers, Pershing, Genial Institucional Corretora de Câmbio, Títulose Valores Mobiliários S.A. ("CCTVM"). The Company also introduces securities transactions to other broker-dealers with execution capabilities in select markets. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to balance-sheet risk.

2. Summary of Significant Accounting Policies

Basis of Presentation -The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statements have been prepared on the accrual basis of accounting in conformity with GAAP.

Leases - The Company accounts for its leases in accordance with FASB ASC 842. The Company is a lessee in noncancellable operating leases for office space. The Company determines if an arrangement is a lease or, contains a lease, at inception of a contract or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Credit Risk - The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is subject to any significant credit risk on its cash holdings.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - The Company applies Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)", recognizing revenue when its performance obligation is satisfied, based on the transfer of services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers is comprised of brokerage commissions, consulting revenues, and investment banking fees. Revenue is recognized at point in time or over time as the Company's performance obligations under the terms of the contractual arrangement are satisfied. Reimbursed expenses related to these transactions are recorded as revenue and are included in reimbursed expenses. The Company never receives amounts in advance of execution services. There were no contract assets or contract liabilities at March 31, 2025 or March 31, 2026.

Revenues from contracts with customers includes commissions, consulting, and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

2. Summary of Significant Accounting Policies (Continued)

Commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Brokerage commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date since that is when contractual rights and obligations are established, the underlying financial instrument or purchaser is identified, the pricing and significant terms are agreed upon, and the risks and rewards of ownership of the securities have been transferred to or from the customer.

Consulting revenues: The Company provides consulting services related to systems implementation and support for various financial intermediaries pursuant to customer agreements. Revenues are recognized over time as the customer simultaneously receives and consumes the benefits of the services as they are provided. Invoices are issued and receivables are recorded on a monthly basis in agreement with the terms of the contracts.

Principal Transactions: The company trades ETFs and stocks for its own account. The profit or loss for these firm transactions is measured by the difference between the acquisition cost and the fair value, which, like the underlying trading securities, is recorded on a trade-date basis. Trading gains and losses, which comprise both realized and unrealized gains and losses, are generally presented as one balance, of net gains and losses.

Translation of Foreign Currencies - Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the fiscal year. Gains or losses resulting from foreign currency transactions are included in net income.

Government and Other Regulation - The Company's business is subject to significant regulation by both government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulators to determine whether or not the Company is conducting and reporting its operations in accordance with the applicable requirements.

Fails to Deliver and Receive - During the ordinary course of business, the Company acts as a chaperone under SEC Rule 15a-6, and there are instances when the Company sells a security for its customer and the securities are not delivered on settlement date, creating a fail to deliver for the value of the securities. This amount is separately disclosed on the balance sheet as an asset and the offsetting obligation to the receiving broker-dealer is in included in accounts payable and accrued expenses. When the Company purchases securities that are not delivered on settlement date, a fail to receive is reported on the balance sheet as a liability and the offsetting receivable is included in other assets.

Income Taxes - The Company is a single member, limited liability company and is therefore a disregarded entity for tax purposes. The parent, the sole member of the Company, files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions inclusive of the Company's assets, liabilities, income and expenses. The parent is a limited liability company electing to be treated as a C-corporation for tax purposes. Accordingly, no provision has been made for U.S. federal or New York State income taxes since, as a partnership, taxable income or losses are reported by the partners. No provision has been made for the New York City unincorporated business tax liability, attributed to the Company, which is payable by the Holding Company, its sole member, responsible for these taxes.

Receivables from Broker Dealers and Clearing Organizations - The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company.   Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

Current Expected Credit Losses (CECL) - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable forecasts.

2. Summary of Significant Accounting Policies (Continued)

The Company's financial assets, measured at amortized cost consist, primarily of short-term trade accounts receivable arising from commission and consulting revenues. Most of these receivables arise from executed trades, are billed monthly, and generally settle within 30 days. In evaluating the need for an allowance as of March 31, 2026, management considered the credit risk profile of its customers. The historical loss experience has been very minimal. The Company has no significant history of customer defaults and no material concentration risk. Receivables are short-term in nature, reducing time of exposure, such that forward-looking information does not indicate an expectation of credit losses. Management has also considered current economic conditions and reasonable forecasts, and determined that there are no macroeconomic indicators suggesting deterioration in credit quality. A limited number of balances were past due. Management evaluated these balances individually, and determined that the delinquent amounts are not significant in relation to total receivables. Subsequent cash receipts have been received for certain balances after year end, and management has maintained communication with remaining counterparties without identifying any credit or collectability concerns, except as described in Footnote 7 to these financial statement. No counterparties are in bankruptcy, liquidation, or regulatory distress. Due to uncertainty of the outcome of ongoing legal matter pertaining to disputed commissions receivable from Genial, management has concluded that a full allowance for the balance outstanding remains appropriate.

The following table presents a roll-forward of the the allowance for credit losses for the year ended March 31, 2026:

Balance, April 1, 2025	$ 2,057,558
Provision for credit losses	94,640
Balance, March 31, 2026	$ 2,152,198

Segment Reporting - The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a registered securities broker-dealer, comprised of four classes, including trade execution, principal transactions, consulting, and research distribution. The Company has identified its chief operating officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, primarily in the forecasting process, to manage the Company. Moreover, the CODM uses excess net capital (see footnote 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The information presented to the CODM is in the same form as it is presented on the accompanying Statement of Income. The Company's operations constitute a single operating segment, and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The significant income and expenses of the segment are reported on the accompanying income statement of this report.

3. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

·   Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

·   Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

·   Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

3. Fair Value (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at March 31, 2026:

Description	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Un-observable Inputs (Level 3)	
Corporate Bonds	$	2,071	$	2,071	$	-	$	-
ETF		186		186				
U.S. Treasury Securities		738,771		738,771				
Securities not readily marketable		2,904						2,904
Total	$	743,932	$	741,028	$	-	$	2,904

There were no transfers in or out of level 3 during the year.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements under Regulation 1.17 of The Commodities Exchange Act. Since the Company has greater than $1,000,000, in adjusted net capital, under these provisions, the Company is required to maintain minimum net capital as defined of the higher than $45,000 or the amount net capital required by SEC Rule 15c3-1. At March 31, 2026, the Company had net capital of $592,338 which was $342,338 in excess of its required net capital of $250,000.

5. Related Party Transactions

The Member is a lessee for office space located in New York City that is used by the Company. The Company recorded rent expense of $265,000 for the amount paid by the Member on behalf of the Company for the fiscal year ended March 31, 2026. The expense is included on the Occupancy and Equipment line on the Statement of Operations.

6. Indemnifications

In the normal course of its business, The Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, The Company. The maximum potential amount of future payments that The Company could be required to make under these indemnifications cannot be estimated. However, The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that The Company could be required to make under these indemnifications cannot be estimated. However, The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Commitments and Contingent Liabilities

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit as of March 31, 2026, or during the fiscal year then ended. The Company has issued no guarantees effective March 31, 2026, or during the fiscal year then ended.

7. Commitments and Contingent Liabilities (Continued)

There is an ongoing legal matter between the Company and Genial, the Company's former clearing broker in Brazil. Genial filed a lawsuit against the Company, for settlement of $6.2 million, which Genial claims it contributed to the business allegedly developed by the parties in Brazil. In response, the Company filed a counterclaim against Genial, seeking to hold Genial liable for $2.1 million, arising from commissions unlawfully withheld by Genial and belonging to the Company under contracts between the parties, and as compensation for lost profits due to the early termination of an agreement. The Company reserved the full amount in March 2025, and is pursuing legal action against Genial in Brazil to recover these commissions. The Company cannot predict the timing or outcome of this matter, nor whether further litigation will be required.

Leases

The Company entered into an agreement to lease office space in Chicago, IL, with a lease commencement date of November 1, 2021 and terminating October 31, 2026. The Company's lease terms do not include options to extend or terminate the lease. Lease expense for lease payments is recognized on a straight-line basis over the lease term. There is no option to purchase at the end of the lease. The Company has recorded a right-of-use asset for the operating lease for office space in Chicago that is stated at cost less accumulated depreciation, amortization, and impairment.

The Company also entered into an agreement to sublease office space in Miami, Florida, which has been extended. The lease commencement date was February 1, 2023, and will terminate on July 1, 2026. The Company's sublease terms do not include options to extend or terminate the sublease. Lease expense for lease payments is recognized on a straight-line basis over the lease term. There is no option to purchase at the end of the sublease. The Company has recorded a right-of-use asset for this operating lease for office space that is stated at cost less accumulated depreciation, amortization, and impairment.

The Company also entered into an agreement to sublease office space in KRA Tower, in Miami, Florida. The lease commencement date was December 1, 2025 and will terminate on February 28, 2031. The Company's sublease terms do not include options to extend or terminate the sublease. Lease expense for lease payments is recognized on a straight-line basis over the lease term. There is no option to purchase at the end of the sublease. The Company has recorded a right-of-use asset for the operating lease for office space in KRA Tower that is stated at cost less accumulated depreciation, amortization, and impairment.

The operating leases have a weighted-average remaining lease term of 4.75 years and weighted-average discount rate of 6.9%.

Maturities of lease liabilities under operating leases as of March 31, 2026 are as follows:

Fiscal year ending March 31:		Total
2027	$	311,484
2028		280,668
2029		295,516
2030		304,381
2031		286,869
Total undiscounted lease payments	$	1,478,918
Less imputed interest		(233,819)
Total lease liabilities	$	1,245,099

8. Capital and Liquidity

The Company might not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company's assessment of going concern considerations, management has determined that the Company will have access to funding from the parent company. The parent is committed to continuing to fund the ongoing operations of the Company.

9. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued and has determined that there were no events which took place that would have an impact on its financial statements.

Brasil Plural Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC 1.17
For the Fiscal Year Ended March 31, 2026

SCHEDULE I

MEMBER'S EQUITY	$	1,172,825
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		(569,371)
TENTATIVE NET CAPITAL		603,454
HAIRCUTS:		
Stocks & Warrants		(4,033)
Other		(7,083)
NET CAPITAL	$	592,338
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	1,150,121
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $250,000 or 6.67% of aggregate indebtedness)	$	250,000
Excess net capital	$	342,338
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement	$	292,338
Percentage of aggregate indebtedness to net capital		194%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2026.

12

Brasil Plural Securities, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

SCHEDULE II

In accordance with the exemptive provisions of SEC Rule 15c3-3, the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.



MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Sole Member of Brasil Plural Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Brasil Plural Securities LLC claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) Brasil Plural Securities LLC stated that Brasil Plural Securities LLC met the identified exemption provisions without exception throughout the most recent fiscal year.

Brasil Plural Securities LLC also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Brasil Plural Securities LLC other business activities include consulting, principal transactions and research distribution and Brasil Plural Securities LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Brasil Plural Securities LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Brasil Plural Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Brasil Plural Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
July 10, 2026

Brasil Plural Securities, LLC

Rule 15c3-3 Exemption
Report
March 31, 2026

Brasil Plural Securities, LLC, (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R. 240.15C3- 3(k)(2)(ii). The company is a non -carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

(2) The Company met the identified exemption provision in C.F.R. 240.15C3- 3(k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 include chaperoning under SEC Rule 15a-6, principal transactions, trade execution, and consulting services; the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with (a) or (b)(2) of Rule 15c2-4 and/or funds receive and promptly transmitted for effective transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Brasil Plural Securities, LLC

I, Priscilla Chor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:

Priscilla Chor

6289357D2D70432...

Chief Operating Officer